Exhibit (a)(1)(I)

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE

                          Combined Financial Statements

                                December 31, 2001

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE



                                      Index
                                      -----

                                                                       Page
                                                                       ----

Independent Auditor's Report                                             1

Combined Balance Sheets as of December 31, 2001 and 2000                 2

Combined Statements of Income for the Years Ended
     December 31, 2001 and 2000                                          3

Combined Statements of Stockholders'/Members' Equity
     for the Years Ended December 31, 2001 and 2000                      4

Combined Statements of Cash Flows for the Years Ended
     December 31, 2001 and 2000                                        5-6

Notes to Combined Financial Statements                                7-13

                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors
Amazing Savings/J.B.S. Liquidators, Inc.
   and Subsidiaries and Affiliate


                   We have audited the accompanying combined balance sheets of Amazing Savings/J.B.S. Liquidators, Inc. and Subsidiaries and Affiliate as of December 31, 2001 and 2000, and the related combined statements of income, stockholders'/members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                   In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Amazing Savings/J.B.S. Liquidators, Inc. and Subsidiaries and Affiliate as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                   /s/ Mahoney Cohen & Company, CPA, P.C.



New York, New York
March 6, 2002

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                             Combined Balance Sheets
                           December 31, 2001 and 2000

                                 ASSETS (Note 7)
                                                                                    2001                      2000
                                                                            ------------------         ------------------
Current assets:
     Cash and cash equivalents                                              $          642,849         $          855,897
     Accounts receivable                                                                 2,534                     29,781
     Inventories                                                                     5,932,974                  5,670,112
     Prepaid expenses and other current assets                                         189,580                    109,625
                                                                            ------------------         ------------------
                  Total current assets                                               6,767,937                  6,665,415
Property and equipment, net (Notes 4 and 6)                                          4,010,915                  4,042,126
Other assets:
     Investment in and receivables from uncombined
         affiliates (Note 5)                                                           122,219                     57,417
     Security deposits                                                                 232,633                    197,502
     Goodwill, net of accumulated amortization of $223,637
         in 2001 and $191,304 in 2000                                                  261,363                    293,696
     Deferred financing fees, net of accumulated amortization
         of $15,803 in 2001 and $7,558 in 2000                                          66,647                     74,892
                                                                            ------------------         ------------------
                  Total other assets                                                   682,862                    623,507
                                                                            ------------------         ------------------
                                                                            $       11,461,714         $       11,331,048
                                                                            ==================         ==================

                  LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY

Current liabilities:
     Loan payable - bank (Note 7)                                           $          600,000         $           -
     Current portion of long-term debt (Note 6)                                        428,011                    258,139
     Loans payable - stockholders (Note 8)                                              -                          93,675
     Accounts payable                                                                1,379,624                  1,887,699
     Sales taxes payable                                                               471,526                    415,930
     Accrued expenses and other current liabilities                                    453,948                    583,416
                                                                            ------------------         ------------------
                  Total current liabilities                                          3,333,109                  3,238,859

Long-term debt (Note 6)                                                              2,324,870                  2,649,400
Deferred rent payable                                                                  416,420                    284,849
Commitments (Note 10)
Stockholders'/members' equity:
     Common stock, par value $.01 per share:
         Authorized and issued - 10,000 shares                                             100                        100
     Additional paid-in capital                                                      2,804,367                  2,804,367
     Retained earnings                                                               3,100,587                  2,968,395
     Members' equity                                                                   784,261                    687,078
     Treasury stock - 1,682.61 shares, at cost (Note 9)                             (1,302,000)                (1,302,000)
                                                                            ------------------         ------------------
                  Total stockholders'/members' equity                                5,387,315                  5,157,940
                                                                            ------------------         ------------------
                                                                            $       11,461,714         $       11,331,048
                                                                            ==================         ==================

                             See accompanying notes.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                          Combined Statements of Income
                 For the Years Ended December 31, 2001 and 2000


                                                                                2001                       2000
                                                                         ------------------         ------------------
Net sales (Note 5)                                                       $       37,003,510         $       34,434,253

Cost of goods sold (Note 3)                                                      22,846,576                 22,127,802
                                                                         ------------------         ------------------

Gross profit                                                                     14,156,934                 12,306,451

Selling, general and administrative expenses (Note 10)                           11,959,246                 10,442,893
                                                                         ------------------         ------------------

Income from operations                                                            2,197,688                  1,863,558

Other expense:
     Interest expense, net of interest income of $17,484 in
         2001 and $16,689 in 2000                                                   483,175                    488,766
     Equity in loss of uncombined affiliate (Note 5)                                128,448                      -
                                                                         ------------------         ------------------
                  Total other expense                                               611,623                    488,766
                                                                         ------------------         ------------------

Income before provision for income taxes                                          1,586,065                  1,374,792

Provision for income taxes                                                           44,554                     51,902
                                                                         ------------------         ------------------

Net income                                                               $        1,541,511         $        1,322,890
                                                                         ==================         ==================



                             See accompanying notes.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
              Combined Statements of Stockholders'/Members' Equity
                 For the Years Ended December 31, 2001 and 2000



                                                Additional
                                      Common     Paid-In         Retained         Members'      Treasury
                                      Stock      Capital         Earnings          Equity         Stock              Total
                                   -----------  ------------   ------------    -------------    --------------    -------------
Balance at January 1, 2000         $     100    $  2,804,367   $  2,122,582    $         -      $   (1,115,000)   $   3,812,049

Acquisition of treasury stock            -             -              -                  -            (187,000)        (187,000)

Net income                               -             -          1,199,913          122,977             -            1,322,890

Members' contributions                   -             -              -              650,000             -              650,000

Distributions                            -             -           (354,100)         (85,899)            -             (439,999)
                                   ---------    ------------   ------------    -------------    --------------    -------------

Balance at December 31, 2000             100       2,804,367      2,968,395          687,078        (1,302,000)       5,157,940

Net income                               -             -          1,341,250          200,261             -            1,541,511

Distributions                            -             -         (1,209,058)        (103,078)            -           (1,312,136)
                                   ---------    ------------   ------------    -------------    --------------    -------------

Balance at December 31, 2001       $     100    $  2,804,367   $  3,100,587    $     784,261    $   (1,302,000)   $   5,387,315
                                   =========    ============   ============    =============    ==============    =============









                             See accompanying notes.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                        Combined Statements of Cash Flows
                 For the Years Ended December 31, 2001 and 2000

                                                                              2001                       2000
                                                                       ------------------         ------------------
Cash flows from operating activities:
     Net income                                                        $        1,541,511         $        1,322,890
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                                            301,526                    265,636
         Bad debt expense                                                          -                          50,000
         Equity in loss of uncombined affiliate                                   128,448                     -
         Deferred rent                                                            131,571                     32,244
         Change in assets and liabilities:
             Accounts receivable                                                   27,247                    150,515
             Inventories                                                         (262,862)                  (120,174)
             Security deposits                                                    (35,131)                   (11,823)
             Prepaid expenses and other current assets                            (79,955)                    71,322
             Receivable from uncombined affiliate                                  57,417                    110,687
             Accounts payable                                                    (508,075)                  (890,666)
             Accrued expenses and other current liabilities                       (73,872)                   208,091
                                                                       ------------------         ------------------
                  Net cash provided by operating activities                     1,227,825                  1,188,722
                                                                       ------------------         ------------------
Cash flows from investing activities:
     Investment in uncombined affiliate                                          (250,667)                    -
     Purchase of property and equipment                                          (229,737)                (3,412,109)
                                                                       ------------------         ------------------
                  Cash used in investing activities                              (480,404)                (3,412,109)
                                                                       ------------------         ------------------
Cash flows from financing activities:
     Proceeds from bank line of credit                                          4,650,000                  3,750,000
     Repayment of bank line of credit                                          (4,050,000)                (3,750,000)
     Proceeds from long-term debt                                                  -                       2,637,000
     Members' contributions                                                        -                         650,000
     Repayment of long-term debt                                                 (154,658)                   (79,461)
     Repayment of stockholders' loans                                             (93,675)                   (90,000)
     Distributions                                                             (1,312,136)                  (439,999)
     Acquisition of treasury stock                                                 -                        (187,000)
     Financing fees                                                                -                         (82,450)
                                                                       ------------------         ------------------
                  Net cash provided by (used in) financing
                     activities                                                  (960,469)                 2,408,090
                                                                       ------------------         ------------------
Net increase (decrease) in cash and cash equivalents                             (213,048)                   184,703
Cash and cash equivalents, beginning of year                                      855,897                    671,194
                                                                       ------------------         ------------------
Cash and cash equivalents, end of year                                 $          642,849         $          855,897
                                                                       ==================         ==================

                             See accompanying notes.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                  Combined Statements of Cash Flows (Concluded)
                 For the Years Ended December 31, 2001 and 2000







                Supplemental Disclosures of Cash Flow Information

                                              2001                  2000
                                       ------------------    ------------------
Cash paid during the year for:
     Interest                          $         500,306     $         485,904
     Income taxes                      $          65,125     $          39,209












                             See accompanying notes.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                     Notes to Combined Financial Statements


Note 1 -       The Company

               Amazing Savings/J.B.S. Liquidators, Inc. and Subsidiaries and Affiliate (the "Company") operate principally retail stores in New York, New Jersey and Maryland which sell primarily discount merchandise to the general public.

               The combined financial statements include the accounts of Amazing Savings/J.B.S. Liquidators, Inc. and its wholly-owned subsidiaries and an entity affiliated through common ownership. This affiliate began operations on January 31, 2000 for the purpose of owning the Company's warehouse space. All significant intercompany accounts and transactions have been eliminated in combination.

Note 2 -       Summary of Significant Accounting Policies

               Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

               Cash and Cash Equivalents

               The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

               Inventories

               Inventories consist of finished goods and are stated at the lower of cost or market. Warehouse inventories are valued at cost determined by the first-in, first-out (FIFO) method. Inventories located at the retail stores are determined by the first-in, first-out (FIFO) method under a retail inventory method.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                     Notes to Combined Financial Statements


Note 2 -       Summary of Significant Accounting Policies (Continued)

               Property and Equipment

               Property and equipment is stated at cost. Furniture, fixtures and equipment are depreciated by both the straight-line and accelerated methods over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized by the straight-line method over the lesser of the lease terms or estimated useful lives of the improvements. Buildings are depreciated on a straight-line method over approximately thirty-nine years. At the time of disposal of any property and equipment, the cost and accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in operations. Expenditures for repairs and maintenance are charged to operations as incurred and major additions and betterments are capitalized.

               Investment in Uncombined Affiliate

               The Company applies the equity method of accounting for its investment in its uncombined affiliate.

               Advertising Costs

               Advertising costs are charged to operations during the period in which they are incurred and were approximately $395,000 and $261,000 for the years ended December 31, 2001 and 2000, respectively.

               Income Taxes

               The Company files a consolidated S corporation federal income tax return, with the exception of its affiliate which is a limited liability company that files a separate federal income tax return. Under the provisions for S corporations and limited liability companies, corporate income or loss and any tax credits earned are included in the stockholders'/members' individual income tax returns. Accordingly, there is no provision for federal and state income taxes. The Company is subject to various state and local corporation taxes.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                     Notes to Combined Financial Statements


Note 2 -       Summary of Significant Accounting Policies (Continued)

               Goodwill

               Goodwill represents the aggregate excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on the straight-line method over fifteen years. Amortization expense for each of the years ended December 31, 2001 and 2000 was approximately $32,000.

               On June 29, 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), was approved by the Financial Accounting Standards Board. SFAS 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations and indefinite lived intangible assets, will cease upon adoption of this statement. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". If SFAS 142 had been in effect for the year ended December 31, 2001, net income would have increased by approximately $32,000.

Note 3 -       Concentration of Credit Risk and Major Supplier

               Cash

               The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

               Major Supplier

               Purchases from one supplier for the year ended December 31, 2001 represented approximately 15% of purchases. For the year ended December 31, 2000, purchases from two suppliers represented approximately 25% of purchases. At December 31, 2001 and 2000, the amounts due to these suppliers were approximately $326,000 and $351,000, respectively, and are included in accounts payable. Management believes that other suppliers could provide the materials on comparable terms.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                     Notes to Combined Financial Statements


Note 4 -       Property and Equipment

               At December 31, property and equipment consists of:

                                                                            2001                        2000
                                                                      ----------------           ----------------
               Land and buildings                                     $      3,261,128           $      3,261,128
               Furniture, fixtures and equipment                             1,021,815                    926,640
               Leasehold improvements                                          737,288                    677,865
                                                                      ----------------           ----------------
                                                                             5,020,231                  4,865,633
               Less: Accumulated depreciation and
                  amortization                                               1,009,316                    823,507
                                                                      ----------------           ----------------
                                                                      $      4,010,915           $      4,042,126
                                                                      ================           ================


Note 5 -       Investment in and Receivables from Uncombined Affiliates

               As of January 1, 2001, the Company had a 50% interest in Amazing Cedar LLC and in March 2001, the Company's interest changed to 25%. Amazing Cedar LLC is the landlord of the Company's Teaneck, New Jersey store. The Company's investment in Amazing Cedar LLC is being accounted for under the equity method of accounting. A summary of unaudited financial information of the investee company as of and for the year ended December 31, 2001 is as follows:

               Current assets                            $         19,700
               Current liabilities                                 18,601
                                                         ----------------
               Working capital                                      1,099
               Property and equipment, net                      3,347,155
               Other liabilities                               (2,501,000)
                                                         ----------------
               Members' equity                           $        847,254
                                                         ================
               Rental income                             $        264,645
                                                         ================
               Cumulative net loss since inception       $       (278,490)
                                                         ================

               The Company had a 34% interest in an affiliated company, Amazing Savings of Ohio, LLC. The Company's investment in this affiliate had been written down to zero prior to January 1, 2000. This affiliated company ceased operations in March 2001.

               During the years ended December 31, 2001 and 2000, the Company had sales of approximately $14,000 and $434,000, respectively, to Amazing Savings of Ohio, LLC. At December 31, 2000, the balance due from the affiliate was $57,000, which is net of a bad debt reserve of $50,000.

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                     Notes to Combined Financial Statements


Note 6 -       Long-Term Debt

               At December 31, long-term debt consists of:

                                                                                               2001                    2000
                                                                                         ----------------        ----------------
                                 Mortgage payable in monthly installments of
                  $22,693, which includes interest at 9.41% through January 2010 and a $1,818,192 balloon payment due February 2010; secured by the land and building with a net book value of approximately
                  $2,973,000 at December 31, 2001 and guaranteed by certain
                  members of the Company                                                 $     2,372,881         $     2,416,539

                                 Note payable with interest payable monthly at
                  12% per year as of December 31, 2001, due on demand                            100,000                 100,000

                                 Note payable with interest payable monthly at
                  10% per year as of December 31, 2001, with principal due on
                  December 31, 2002                                                              250,000                 250,000

                                 Non-interest bearing note payable, with monthly
                  payments of $3,000 through October 2002                                         30,000                 141,000
                                                                                         ----------------        ----------------
                                                                                               2,752,881               2,907,539
                                 Less: Current portion                                           428,011                 258,139
                                                                                         ----------------        ----------------

                                                                                         $     2,324,870         $     2,649,400
                                                                                         ================        ================


               At December 31, 2001, maturities of long-term debt are as follows:

                Year Ending
               December 31,
               ------------

                    2002                         $        428,011
                    2003                                   52,797
                    2004                                   57,425
                    2005                                   63,785
                    2006                                   70,144
                 Thereafter                             2,080,719
                                                 ----------------
                                                 $      2,752,881

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                     Notes to Combined Financial Statements


Note 7 -       Line of Credit - Bank

               The Company has a $5,000,000 line of credit (the "Line") with a bank, based on the amount of inventory, which expires on May 31, 2002. Borrowings under the Line bear interest at the bank's prime rate (4.75% at December 31, 2001). The Line is collateralized by all the assets of the Company, excluding the assets of the combined affiliate totaling $3,176,000 at December 31, 2001, and has been guaranteed by certain of the Company's stockholders.

Note 8 -       Loans Payable - Stockholders

               At December 31, 2000, the Company had loans payable to certain of its stockholders amounting to $93,675, with interest at 8.5% per annum, which was repaid on January 1, 2001. Interest expense for the year ended December 31, 2000 amounted to approximately $9,000.

Note 9 -       Treasury Stock

               In 2000, the Company purchased 96.36 shares of common stock from one of its stockholders for $187,000.

Note 10 -      Commitments

               Operating Leases

               The Company is obligated under lease agreements for office and retail store space which expire at various dates through 2011. Real estate leases are subject to certain rent increase and escalation clauses based upon real estate taxes and other occupancy expenses.

               At December 31, 2001, minimum annual rental commitments under non-cancellable operating leases of more than one year are as follows:

               Year Ending                                                  Amazing
               December 31,                 Unaffiliated                   Cedar LLC                   Total
               ------------               -----------------             ----------------         ------------------
                    2002                  $       1,793,000             $        130,000         $        1,923,000
                    2003                          1,721,000                      130,000                  1,851,000
                    2004                          1,688,000                      138,000                  1,826,000
                    2005                          1,563,000                      146,000                  1,709,000
                    2006                          1,505,000                      146,000                  1,651,000
                 Thereafter                       2,650,000                      365,000                  3,015,000
                                          -----------------             ----------------         ------------------
                                          $      10,920,000             $      1,055,000         $       11,975,000
                                          =================             ================         ==================

                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                         AND SUBSIDIARIES AND AFFILIATE
                     Notes to Combined Financial Statements



Note 10 -      Commitments (Continued)

               Operating Leases (Continued)

               Rent expense, including escalation costs, common area maintenance charges and real estate taxes, charged to operations for the years ended December 31, 2001 and 2000 amounted to approximately $2,407,000 (of which approximately $172,000 was paid to Amazing Cedar LLC, see Note 5) and $2,002,000, respectively.